Issuer Free Writing Prospectus
Filed by ProLogis
Pursuant to Rule 433 Under the Securities Act of 1933
Registration Statement on Form S-3; File No. 333-132616
Dated November 1, 2007
ProLogis
Offering of $1,000,000,000 1.875% Convertible Senior Notes due 2037
This free writing prospectus relates only to the offering of $1,000,000,000 1.875% Convertible Senior Notes due 2037 and should be read together with the preliminary prospectus supplement dated October 31, 2007 relating to the offering (the “Preliminary Prospectus Supplement”).

Issuer:	ProLogis

Common Stock Ticker:	PLD / NYSE

Security:	1.875% Convertible Senior Notes due 2037

Legal Format:	SEC Registered

Ranking:	Senior

Aggregate Principal Amount:	$1,000,000,000 ($1,150,000,000 if the over-allotment option is exercised in full)

Price to Public:	98.25% of principal amount

Principal Amount per Note:	$ 1,000

Maturity Date:	November 15, 2037

Net Proceeds:	$977,500,000 ($1,124,125,000 if the over-allotment option is exercised in full)

Optional Redemption:	Prior to January 15, 2013, we may not redeem the notes except to preserve our status as a REIT. On or after January 15, 2013, we may at our option redeem all or a part of the notes for cash at a price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest. We must make at least 10 semi-annual interest payments (including the interest payment on May 15, 2008 and November 15, 2012) in the full amount required by the indenture before redeeming any notes at our option.

Repurchase at Holders’ Option:	Holders may require us to repurchase notes on January 15, 2013 and November 15 of 2017, 2022, 2027 and 2032 at a price equal to 100% of the principal amount of the notes being repurchased plus any accrued and unpaid interest up to, but excluding, the repurchase date. We will pay cash for all notes so repurchased.

Coupon:	1.875%

Interest Payment Dates:	May 15 and November 15; commencing May 15, 2008

Fundamental Change:	If we undergo a fundamental change, you will have the option to require us to purchase all or any portion of your notes. The fundamental change purchase price will be 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest to, but excluding, the fundamental change purchase date. We will pay cash for all notes so purchased.

Initial Conversion Rate:	12.1957 common shares per $1,000 principal amount of notes

Initial Conversion Price:	$82.00

Reference Stock Price (NYSE Closing Price on November 1, 2007):	$68.33

Conversion Premium:	20%

Contingent Conversion Threshold:	130%

Contingent Conversion Price:	$106.59

Anti-Dilution Adjustments:	Dividend protection in the form of conversion rate adjustments for any dividends in excess of $0.46 per share per quarter.

Adjustment to Shares Delivered upon Conversion upon Fundamental Change:	If a fundamental change occurs prior to January 15, 2013 we will increase the conversion rate for a holder who elects to convert its notes in connection with such a fundamental change upon conversion in certain circumstances, according to the following table:

	Share Price
Effective Date	$68.33	$70.00	$75.00	$80.00	$85.00	$90.00	$95.00	$100.00	$105.00	$110.00	$115.00	$120.00

November 1, 2007	2.4391	2.3043	1.7376	1.3043	0.8866	0.6265	0.4359	0.2893	0.1852	0.1043	0.0365	0.0071
January 15, 2009	2.4391	2.2471	1.6709	1.2418	0.8662	0.6191	0.4278	0.2817	0.1722	0.0921	0.0349	0.0000
January 15, 2010	2.4391	2.2043	1.6170	1.1909	0.8600	0.6047	0.4099	0.2634	0.1555	0.0782	0.0242	0.0000
January 15, 2011	2.4391	2.1692	1.5840	1.1342	0.7923	0.5354	0.3457	0.2083	0.1114	0.0451	0.0015	0.0000
January 15, 2012	2.4391	2.0800	1.4313	0.9500	0.6035	0.3614	0.1980	0.0916	0.0249	0.0000	0.0000	0.0000
January 15, 2013	2.4391	2.0282	1.0799	0.2759	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact share price and effective date may not be set forth on the table above, in which case:

•     If the share price is between two share price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower share price amounts and the two dates, as applicable, based on a 365-day year;

• If the share price is greater than $120.00 per share (subject to adjustment), the conversion rate will not be adjusted.

• If the share price is less than $68.33 per share (subject to adjustment), the conversion rate will not be adjusted.

Conversion Rate Cap:	In no event will the total number of ProLogis common shares issuable upon conversion exceed 14.6349 per $1,000 principal amount of notes, subject to adjustments in the same manner as the conversion rate as set forth under sections (1) through (3) of “Conversion Rights— Conversion Rate Adjustments” in the Preliminary Prospectus Supplement.

Use of Proceeds:	Repayment of borrowings under global line of credit, repayment of the Issuer’s 7.25% Senior Notes, Series A, due November 2007 and for general corporate purposes.

Trade Date:	November 1, 2007

Settlement Date:	November 8, 2007 (T+5) *

CUSIP:	743410 AR3

ISIN:	US743410AR32

Original Issue Discount:	The notes are being issued with more than de minimus OID for U.S. Federal income tax purposes. See “Certain U.S. Federal Income Tax Considerations — United States Holders of the Notes — Original Issue Discount”.

Joint Book-Running Managers:	Wachovia Securities and Merrill Lynch & Co.
* It is expected that delivery of the notes will be made against payment on or about November 8, 2007, which will be the fifth business day following the date of the pricing of the notes. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Wachovia Securities’ Equity Syndicate Department, 375 Park Avenue, 4th Floor, New York, NY 10152 or by email at equity.syndicate@wachovia.com or at 1-800-326-5897; or Merrill Lynch, Pierce, Fenner & Smith Incorporated, 4 World Financial Center, New York, NY 10080 Attention: Prospectus Department (4th Floor) or at 1-866-500-5408.